Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is entered into between Sysorex, Inc., a Nevada corporation (“Sysorex”), and Inpixon USA, a California corporation.

1.       The Merger. Inpixon USA shall be merged with and into Sysorex (the “Merger”) and Sysorex shall be the surviving corporation (the “Surviving Corporation”).

2.       The Effective Time. The Merger shall take effect (the “Effective Time”) at 12:01 a.m. on July 26, 2018.

3.       Conversion of Shares. The 3,950,000 shares of common stock, no par value per share, of Inpixon USA (the “Inpixon Shares”), owned by its sole stockholder (the “Holder”), which constitute all issued and outstanding shares of capital stock of Inpixon USA prior to the Effective Time, shall by virtue of the Merger (and without any action by Inpixon USA, the Holder or any other person) be converted into and exchanged for 39,999,000 fully-paid and non-assessable shares of common stock, par value $0.00001 per share, of the Surviving Corporation (the “Sysorex Shares”) after the Merger. The outstanding shares of Sysorex prior to the Effective Time shall remain outstanding after the Merger and shall not be affected by the Merger.

After the Effective Time, the registered owner of the Inpixon Shares, at its option, may surrender any outstanding certificates representing Inpixon Shares for cancellation and such holder shall be entitled to receive in exchange therefor a certificate or certificates representing the Sysorex Shares into which the surrendered shares were converted as provided herein. Until so surrendered, the outstanding certificate representing the Inpixon Shares shall be deemed for all purposes to represent the Sysorex Shares into which the Inpixon Shares were converted in the Merger.

The registered owner on the books and records of the Surviving Corporation of any such outstanding certificate shall, until such certificate shall have been surrendered for transfer or conversion or otherwise accounted for to the Surviving Corporation, have and be entitled to exercise any voting and other rights with respect to and to receive dividends and other distributions upon the shares of common stock of the Surviving Corporation represented by such outstanding certificate as provided above.

Each certificate representing Sysorex Shares issued in the Merger shall bear the same legends, if any, with respect to the restrictions on transferability as the certificates of Inpixon USA so converted and given in exchange therefor, unless otherwise determined by the Board of Directors of the Surviving Corporation in compliance with applicable laws.

4.       Articles of Incorporation; Bylaws. The Articles of Incorporation of Sysorex in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation after the Merger. The Bylaws of Sysorex in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation.

5.       Directors and Officers. At the Effective Time, the directors of Inpixon USA in office immediately prior to the Effective Time will become the directors of the Surviving Corporation and will continue as directors of the Surviving Corporation until such time as their successors have been elected and qualified. At the Effective Time, the officers of Inpixon USA in office immediately prior to the Effective Time will become the officers of the Surviving Corporation and will continue as officers of the Surviving Corporation until such time as their successors have been elected and qualified.

6.        Other Documents. Inpixon USA shall from time to time, as and when requested by Sysorex, or by its successor and assigns, execute and deliver all such documents and instruments and take all such action necessary or desirable to evidence or carry out the Merger.

7.       Effect of Merger. At the Effective Time, the separate existence of Inpixon USA shall cease and Sysorex, as the Surviving Corporation, (a) shall continue to possess all of its assets, rights, powers and property as constituted immediately prior to the Effective Time, (b) shall be subject to all actions previously taken by its and Inpixon USA’s Board of Directors, (c) shall succeed, without other transfer, to all of the assets, rights, powers and property of Inpixon USA in the manner more fully set forth in the applicable provisions of the California Corporations Code and the Nevada Revised Statutes (“NRS”), (d) shall continue to be subject to all of the debts, liabilities and obligations of Sysorex as constituted immediately prior to the Effective Time, and (e) shall succeed, without other transfer, to all of the debts, liabilities and obligations of Inpixon USA in the same manner as if Sysorex had itself incurred them, all as more fully provided under the applicable provisions of the California Corporations Code and the NRS.

8.       Miscellaneous. This Agreement may be signed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of the parties hereto.

9.         Governing Law. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Nevada, without giving effect to principles of conflicts of law.

[Signature Page Follows]

2

IN WITNESS WHEREOF the parties have executed this Agreement as of July 25, 2018.

Inpixon USA, a California corporation

By:	/s/ Zaman Khan
Zaman Khan, President

By:	/s/ Wendy Loundermon
Wendy Loundermon, Secretary

Sysorex, Inc., a Nevada corporation

By:	/s/ Nadir Ali
Nadir Ali, President

By:	/s/ Wendy Loundermon
Wendy Loundermon, Secretary

3